Kathryn A. Lawrence Direct Dial: 804.823.4022 Direct Fax: 804.823.4099 klawrence@kv-legal.com

March 17, 2017

VIA EDGAR AND FEDEX OVERNIGHT

Mr. Tom Kluck, Legal Branch Chief, Office of Real Estate and Commodities

Mr. Rahul K. Patel, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3233

100 F Street, N.E.

Washington, DC 20549

Re:	CapRocq Core REIT, Inc.

Pre-Effective Amendment No. 1 to Offering Statement on Form 1-A

Filed February 3, 2017

File No. 024-10643

Dear Mr. Kluck and Mr. Patel:

This letter is submitted on behalf of CapRocq Core REIT, Inc., a Maryland corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated March 3, 2017 with respect to the Issuer’s Pre-Effective Amendment No. 1 to its Offering Statement on Form 1-A (File No. 024-10643) filed with the Commission on February 3, 2017 (the “Offering Statement. This letter is being submitted contemporaneously with the filing of Pre-Effective Amendment No. 2 to the Offering Statement (“Amendment No. 2”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Issuer.

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 2, and two copies marked to show changes against the Offering Statement. All page references within the Issuer’s responses are to pages of the clean copy of Amendment No. 2.

Prior Performance Summary

Historical Realized Investment Performance of CapRocq Fund I, page 58

1.	We note your revised disclosure in response to comment 12. Please balance your disclosure of the historical realized investment performance to clarify that it does not consider fees and improvement costs.

1401 E. Cary St. | Richmond, VA 23219 | Phone: 804-823-4000

Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Mr. Tom Kluck

Mr. Rahul K. Patel

U.S. Securities and Exchange Commission

March 17, 2017

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s revised disclosure on page 58 of Amendment No. 2. The revised disclosure clarifies that the Historical Realized Investment Performance for a property reflects the change in the property’s market value during the period of ownership by CapRocq Fund I.  The revised disclosure further clarifies that the Historical Realized Investment Performance for each property is not necessarily an indication of actual returns to investors in CapRocq Fund I, as it does not take into consideration the application of cash flows to property-level fees (such as customary transaction fees related to property acquisitions or dispositions) or expenses (such as property improvement costs).

Certain Relationships and Related Transactions, page 68

2.	We note your strategic affiliation with McLarty Capital Partners. Please expand upon your disclosure to further describe the strategic affiliation with MCP, including how the company plans on collaborating with MCP and the corresponding cost to the company.

Issuer’s Response: In response to the Staff’s comment, please see the Issuer’s expanded disclosure on page 68 of Amendment No. 2, which provides additional detail regarding the nature of the Issuer’s strategic affiliation and anticipated collaboration with MCP. The revised disclosure further clarifies that the Advisor’s strategic affiliation with MCP will be consultative in nature, will be conducted on a non-contractual, non-economic, arm’s-length basis, and that neither the Issuer, nor the Advisor or MCP, will incur any corresponding or additional costs as a result of the strategic affiliation.

Part F/S, page FS-11

3.	We note your response to comment 12 and revisions to the Statement of Revenues and Certain Expenses of Colgate. Please update to provide interim financial data.

Issuer’s Response: In response to the Staff’s comment, the Issuer has included the interim financial statement for the Village on the Creeks-Colgate property for the nine months ended September 30, 2016 on page FS-11 of Amendment No. 2, with accompanying notes on pages FS-12 through FS-15.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours,

/s/ Kathryn A. Lawrence

Kathryn A. Lawrence

cc: Mr. Beau Blair (via electronic mail)

Mr. Thomas G. Voekler, Esq. (via electronic mail)

Ms. Becky Chow, Staff Accountant

Ms. Kristi Marrone, Staff Accountant

Enclosures